UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-23433

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Wayne Savings 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wayne Savings Bancshares, Inc.

151 North Market Street

Wooster, Ohio 44691

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report for the Wayne Savings 401(k) Retirement Plan (the "Plan"):

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee

Wayne Savings 401(k) Retirement Plan

Wooster, Ohio

We have audited the accompanying statements of net assets available for benefits for the Wayne Savings 401(k) Retirement Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Wayne Savings 401(k) Retirement Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming and opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/SS&G, Inc.

June 24, 2014

Cleveland, Ohio

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Wayne Savings 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

Assets

	2013	2012

Investments, At Fair Value	$4,371,665	$3,862,379

Receivables
Notes receivable from participants	122,770	117,984
Employee contribution	10,529	—
Employer contribution	5,757	1,904
Accrued interest and dividends	576	703
Net Assets Available for Benefits	$4,511,297	$3,982,970

The Accompanying Notes are an Integral Part of These Statements	4

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Wayne Savings 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Investment income
Net appreciation in fair value of investments	$648,774	$393,556
Interest	60	231
Dividends	176,936	101,762

Net investment income	825,770	495,549

Interest Income from Participant Loans	4,598	4,556

Contributions
Employer	146,856	166,428
Participants	249,450	281,972
Rollovers	4,320	4,534

	400,626	452,934

Total	1,230,994	953,039

Deductions
Benefits paid directly to participants	685,536	471,392
Administrative expenses	17,131	13,202

Total	702,667	484,594

Net Increase	528,327	468,445

Net Assets Available for Benefits, Beginning of Year	3,982,970	3,514,525

Net Assets Available for Benefits, End of Year	$4,511,297	$3,982,970

The Accompanying Notes are an Integral Part of These Statements	5

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Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 1:  Description of the Plan

The following description of Wayne Savings 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Wayne Savings Community Bank (Company) for the benefit of its employees who are age 21 or older. Employees begin receiving the Company match after one year of employment and 1,000 or more employment hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Huntington National Bank was the trustee and custodian of the Plan for 2013. Beginning in 2014, Pentegra will be the trustee and custodian of the Plan.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 50% of eligible compensation, as defined in the Plan, subject to an overall $17,500 and $17,000 limitation for 2013 and 2012, respectively. Eligible participants are also able to make catch-up contributions, subject to an overall $5,500 limitation for both 2013 and 2012. Employee rollover contributions are also permitted. The Company makes matching contributions of 100% of employees’ salary deferral amounts up to 4% and 50% of the next 2% of the employees’ compensation and profit-sharing contributions. Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. Contributions are subject to certain limitations. There are no forfeitures as the employer contributions vest immediately.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing his or her contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in both their voluntary contributions plus earnings thereon and the Company’s contribution portion of their accounts plus earnings thereon.

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Index Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2013 and 2012

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his or her account. At December 31, 2013 and 2012, no Plan assets were allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on the prime rate plus 1%.

Notes receivable from participants are reported at amortized principal balance. After a note receivable is 90 days delinquent, the loan is treated as a deemed distribution and the borrower will receive a 1099-R.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

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Index Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2013 and 2012

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common stocks are valued at closing price reported on the active market on which the individual securities are traded. Mutual funds are valued as reported on the active market in which the mutual funds are traded.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust. This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and believes that as of December 31, 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

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Index Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2013 and 2012

Note 3:  Investments

The Plan’s investments are held by a bank-administered trust fund. The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value as follows:

	2013
	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$580,614	$3,954,974
Wayne Savings Bancshares, Inc. Common Stock	68,160	416,691

	$648,774	$4,371,665

	2012
	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$320,827	$3,396,934
Wayne Savings Bancshares, Inc. Common Stock	72,729	465,445

	$393,556	$3,862,379

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Index Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2013 and 2012

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2013	2012

American Century Growth Fund – Class I	$651,246	$514,087
Wayne Savings Bancshares, Inc. Common Stock	416,691	465,445
Huntington Conservative Deposit	**	300,502
American Century Heritage Fund – Institutional Class	399,281	275,984
Vanguard 500 Index Fund-Signal Shares	337,829	259,320
Vanguard Target Retirement 2025 Fund	280,878	215,394
Vanguard Target Retirement 2035 Fund	427,687	330,071

**Investment represents less than 5% of the Plan’s net assets at specified date

Note 4:  Disclosures about Fair Value of Financial Instruments

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This topic also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy and include mutual funds, interest-bearing cash and Wayne Savings Bancshares, Inc. Common Stock. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy. The Plan has no level 2 or 3 investments.

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Index Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2013 and 2012

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC 820-10 fair value hierarchy in which the fair value measurements fall at December 31, 2013 and 2012:

2013		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Money Market Funds and interest-bearing cash	$75,030	$75,030	$—	$—
Fixed Income Mutual Funds	226,418	226,418	—	—
Equity Mutual Funds	3,653,526	3,653,526	—	—
Wayne Savings Bancshares, Inc. Common Stock	416,691	416,691	—	—
	$4,371,665	$4,371,665	$—	$—

2012		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Money Market Funds and interest-bearing cash	$309,940	$309,940	$—	$—
Fixed Income Mutual Funds	234,815	234,815	—	—
Equity Mutual Funds	2,852,179	2,852,179	—	—
Wayne Savings Bancshares, Inc. Common Stock	465,445	465,445	—	—
	$3,862,379	$3,862,379	$—	$—

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Index Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2013 and 2012

Note 5:  Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in certain funds of the Plan trustee and common stock of the Plan Sponsor. The Plan paid $9,600 and $5,470 of recordkeeping fees to Huntington National Bank during 2013 and 2012, respectively. The Company provides certain administrative services at no cost to the Plan.

Note 6:  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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Supplemental Schedule

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Wayne Savings 401(k) Retirement Plan

Form 5500 E.I.N. 34-0606020 Plan No. 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

* Party-in-interest

Identity of Issuer (a)(b)	Description of Investment (c)	Current Value (e)

Mutual funds
*Huntington Dividend Capture Fund IV	2,492 shares	$26,760
*Huntington Situs Fund IV	5,189 shares	149,195
Pimco Low Duration Fund-Institutional Class	8,144 shares	84,132
Pimco Total Return Fund-Institutional Class	5,342 shares	57,111
Ridgeworth High Income Fund – Class I	11,963 shares	85,175
American Balanced Fund - R-5	6,473 shares	158,141
American Century Growth Fund - Class I	19,729 shares	651,246
American Century Heritage Fund - Institutional Class	15,176 shares	399,281
American Capital World Growth and Income Fund – Class R5	3,446 shares	156,213
American Fundamental Investors – Class R5	4,290 shares	223,038
Prudential Jennison Mid Cap Growth Fund – Class Z	198 shares	8,016
Ridgeworth Large Cap Value Equity Fund – Class I	5,926 shares	99,264
Vanguard Target Retirement Income Fund	520 shares	6,497
Vanguard Small-Cap Index Fund-Signal Shares	1,327 shares	63,028
Vanguard 500 Index Fund-Signal Shares	2,401 shares	337,829
Vanguard Target Retirement 2015 Fund	15,247 shares	225,192
Vanguard Target Retirement 2020 Fund	2,585 shares	70,074
Vanguard Target Retirement 2025 Fund	17,833 shares	280,878
Vanguard Target Retirement 2030 Fund	6,559 shares	181,298
Vanguard Target Retirement 2035 Fund	25,188 shares	427,687
Vanguard Target Retirement 2040 Fund	143 shares	4,048
Vanguard Target Retirement 2045 Fund	2,941 shares	52,229
Vanguard Target Retirement 2050 Fund	4,326 shares	121,959
Vanguard Target Retirement 2055 Fund	384 shares	11,653

Common stocks
*Wayne Savings Bancshares, Inc. Common Stock	38,264 shares	416,691

Money market funds
*Huntington Conservative Deposit Account	75,030 shares	75,030

*Participant loans	4.25% to 9.25%	122,770

		$4,494,435

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

June 24, 2014	By:	/s/ Myron Swartzentruber
SVP, Chief Financial Officer
Plan Administrator

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